EXHIBIT 99.1

Colliers Reports Second Quarter Results

Double-digit revenue growth across all three platforms; 2026 outlook reaffirmed

Second quarter operating highlights:

	Three months ended		Six months ended
	June 30		June 30
(in millions of US$, except EPS)	2026	2025	2026	2025

Revenues	$1,572.5	$1,347.6	$2,886.0	$2,488.8
Net Revenues (note 1)	1,386.3	1,185.9	2,536.4	2,179.6
Adjusted EBITDA (note 2)	205.3	180.2	330.1	296.3
Adjusted EPS (note 3)	1.83	1.72	2.74	2.59

GAAP operating earnings	98.4	99.2	133.4	130.8
GAAP diluted net earnings per share	0.56	0.08	0.09	0.00

TORONTO, July 30, 2026 (GLOBE NEWSWIRE) -- Colliers International Group Inc. (NASDAQ and TSX: CIGI) (“Colliers” or the “Company”) today announced financial results for the second quarter ended June 30, 2026. All amounts are in US dollars.

Second quarter consolidated revenues were $1.57 billion, up 17% (16% in local currency), net revenues were $1.39 billion, up 17% (16% in local currency) and Adjusted EBITDA (note 2) was $205.3 million, up 14% (13% in local currency) compared to the prior year quarter. Consolidated internal revenue growth measured in local currencies was 8% (note 5) versus the prior year quarter.   Adjusted EPS (note 3) was $1.83, an increase of 6% over the prior year quarter. Adjusted EPS would have been approximately $0.01 lower excluding foreign exchange impacts. GAAP operating earnings were $98.4 million compared to $99.2 million in the prior year quarter, with the current period impacted by higher acquisition costs primarily related to the Ayesa Engineering acquisition. The GAAP diluted net earnings per share was $0.56, compared to $0.08 in the prior year quarter. Second quarter GAAP diluted net earnings per share would have been approximately $0.01 lower excluding foreign exchange impacts.

For the six months ended June 30, 2026, revenues were $2.89 billion, up 16% (14% in local currency), net revenues were $2.54 billion, up 16% (15% in local currency) and Adjusted EBITDA (note 2) was $330.1 million, up 11% (11% in local currency) versus the prior year. Consolidated internal revenue growth measured in local currency (note 5) was 8% versus the prior year. Adjusted EPS (note 3) was $2.74, up 6% from $2.59 in the prior year period. Adjusted EPS would have been approximately $0.01 lower excluding foreign exchange impacts. The GAAP operating earnings were $133.4 million compared to $130.8 million in the prior year. The GAAP diluted net earnings per share was $0.09 compared with nil in the prior year period. The GAAP diluted net earnings per share would have been approximately $0.01 lower excluding foreign exchange impacts.

On a trailing twelve-month basis, the Company generated approximately 70% of its earnings from resilient businesses (note 8). For the trailing twelve-month period, free cash flow (note 4) was $365.6 million, representing 106% of adjusted net earnings, reflecting the Company’s asset-light business model and strong cash generation profile.

“Colliers delivered another strong quarter, with double-digit revenue growth across all three platforms, healthy internal growth and continued improvement in earnings quality,” said Jay S. Hennick, Global Chairman & CEO. “Our results increasingly reflect the strength of our broader, more diversified professional-services platform with greater durability and multiple avenues for growth.”

“Engineering continues to demonstrate why it has become such an important differentiator for Colliers. The acquisition of Ayesa late in the quarter expanded our global capabilities and deepened our expertise across infrastructure, transportation, water, property and buildings. Engineering provides recurring and long-dated revenue growth, strong visibility and attractive secular tailwinds that complement both our commercial real estate and investment management businesses, creating new ways to serve clients across the full asset lifecycle.”

“Investment Management also continues to add strength and differentiation to Colliers. Harrison Street has evolved into a diversified global asset management platform spanning real estate, credit, infrastructure and private wealth, reflecting deliberate investments and strategic choices that are expanding opportunities for investors and creating greater long-term value for shareholders.“

“Overall, our second quarter results reinforce our confidence in the future. We are benefiting from improving commercial real estate markets, strong secular growth in Engineering, continued expansion of Investment Management and the advantages of a diversified business model that differentiates Colliers from others,” Mr. Hennick concluded.

About Colliers
Colliers (NASDAQ, TSX: CIGI) is a global diversified professional services and investment management company operating through three industry leading businesses: Commercial Real Estate, Engineering, and Investment Management. With greater than a 30-year track record of consistent growth and strong recurring cash flows, we scale complementary, high-value businesses that provide essential services across the full asset lifecycle.

Our unique partnership philosophy empowers exceptional leaders, preserves our entrepreneurial culture, and ensures meaningful inside ownership — driving strong alignment and sustained value creation for our shareholders.

With $6 billion in annual revenues, 28,000 professionals, and $110 billion in assets under management, Colliers is committed to accelerating the success of our clients, investors, and people worldwide. Learn more at corporate.colliers.com.

Segmented Second Quarter Results
Commercial Real Estate revenues for the second quarter totalled $997.3 million, up 12% (up 11% in local currency) versus the prior year quarter. Net revenues were $891.4 million, up 13% (up 12% in local currency). Capital Markets revenues were up 23% with strong growth across all geographies, led by the Americas and Asia Pacific. Leasing also generated strong growth across all geographies, up 23% led by the US on continued momentum in the industrial and office asset classes. Adjusted EBITDA was $105.9 million, up 14% (13% in local currency) versus the prior year quarter. The net margin increased modestly on operating leverage from higher transactional revenues. The GAAP operating earnings were $83.0 million, relative to $71.9 million in the prior year quarter.

Engineering revenues totalled $427.8 million, up 30% (30% in local currency) compared to the prior year quarter. Net revenues (excluding subconsultant and other pass-through costs) were $359.4 million, up 28% (27% in local currency) driven by a combination of recent acquisitions and solid internal growth. Adjusted EBITDA was $52.1 million, up 28% (27% in local currency) over the prior year quarter, with the net margin up slightly. The GAAP operating earnings were $20.7 million relative to $14.1 million in the prior year quarter.

Investment Management revenues were $147.2 million, up 17% (17% in local currency) relative to the prior year quarter. Net revenues (excluding pass-through performance fees) were $135.3 million, up 15% (15% in local currency) driven by internal growth and the favourable impact of a recent acquisition. Adjusted EBITDA was $49.4 million, down 1% (1% in local currency) compared to the prior year quarter, reflecting continued investments in strengthening the global platform under the Harrison Street Asset Management brand, improving the ability to raise capital, serve investors and capitalize on opportunities across real assets, infrastructure and credit strategies. These investments are expected to continue in the second half of the year. GAAP operating earnings were $20.2 million in the quarter versus $29.3 million in the prior year quarter. Total assets under management were $109.9 billion as of June 30, 2026, up 6% from June 30, 2025.

Unallocated global corporate costs as reported in Adjusted EBITDA were $2.1 million, relative to a cost of $3.1 million in the prior year quarter. The corporate GAAP operating loss was $25.5 million compared to $16.2 million in the prior year quarter.

2026 Outlook
The Company reaffirmed its outlook for 2026, which includes the impact of Ayesa. On a consolidated basis, the Company expects to generate mid-teens percentage growth in each of revenues, Adjusted EBITDA and Adjusted EPS for the full year. The outlook drivers by segment are also reaffirmed and are described in the accompanying earnings call presentation.

The financial outlook is based on the Company’s best available information as of the date of this press release, and remains subject to change based on numerous macroeconomic, geopolitical, international trade, health, social and related factors. The outlook does not include any further acquisitions.

Conference Call
Colliers will be holding a conference call on Thursday, July 30, 2026 at 11:00 a.m. Eastern Time to discuss the quarter’s results. The call will be simultaneously web cast and can be accessed live or after the call at corporate.colliers.com in the Events section.

Forward-looking Statements
This press release includes or may include forward-looking statements. Forward-looking statements include the Company’s financial performance outlook and statements regarding goals, beliefs, strategies, objectives, plans or current expectations. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results to be materially different from any future results, performance or achievements contemplated in the forward-looking statements. Such factors include: economic conditions, especially as they relate to commercial and consumer credit conditions and consumer spending, particularly in regions where the business may be concentrated; commercial real estate and real asset values, vacancy rates and general conditions of financial liquidity for real estate transactions; trends in pricing and risk assumption for commercial real estate services; the effect of significant movements in capitalization rates across different asset types; a reduction by companies in their reliance on outsourcing for their commercial real estate needs, which would affect revenues and operating performance; competition in the markets served by the Company; the utilization of artificial intelligence (AI) and machine learning technologies, including associated impacts on the Company’s services, competitive environment, ability to hire/retain specialized talent, cybersecurity, and legal and governance risks; the ability to attract new clients and to retain clients and renew related contracts; the ability to attract new capital commitments to Investment Management funds and retain existing capital under management; the ability to retain and incentivize employees; increases in wage and benefit costs; the effects of changes in interest rates on the cost of borrowing; unexpected increases in operating costs, such as insurance, workers’ compensation and health care; changes in the frequency or severity of insurance incidents relative to historical experience; the effects of changes in foreign exchange rates in relation to the US dollar on the Company’s Canadian dollar, Euro, Australian dollar and UK pound sterling denominated revenues and expenses; the impact of pandemics on client demand for the Company’s services, the ability of the Company to deliver its services and the health and productivity of its employees; the impact of global climate change; the impact of political events including elections, referenda, trade policy changes, immigration policy changes, hostilities, war and terrorism on the Company’s operations; the ability to identify and make acquisitions at reasonable prices and successfully integrate acquired operations; the ability to execute on, and adapt to, information technology strategies and trends; the ability to comply with laws and regulations, including real estate investment management and mortgage banking licensure, labour and employment laws and regulations, as well as the anti-corruption laws and trade sanctions; and changes in government laws and policies at the federal, state/provincial or local level that may adversely impact the business.

Additional information and risk factors identified in the Company’s other periodic filings with Canadian and US securities regulators are adopted herein and a copy of which can be obtained at www.sedarplus.ca. Forward looking statements contained in this press release are made as of the date hereof and are subject to change. All forward-looking statements in this press release are qualified by these cautionary statements. Except as required by applicable law, Colliers undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Summary unaudited financial information is provided in this press release. This press release should be read in conjunction with the Company's consolidated financial statements and MD&A to be made available on SEDAR+ at www.sedarplus.ca.

This press release does not constitute an offer to sell or a solicitation of an offer to purchase an interest in any fund.

Note: The Company rounds numbers in the tables below to thousands of US dollars, except per share amounts. Accordingly, some totals may not sum exactly to the corresponding amounts.

Colliers International Group Inc.
Condensed Consolidated Statements of Earnings
(in thousands of US$, except per share amounts)
	Three months		Six months
	ended June 30		ended June 30
(unaudited)	2026	2025	2026	2025
Revenues	$1,572,499	$1,347,649	$2,885,971	$2,488,819

Cost of revenues	937,394	798,064	1,726,929	1,486,554
Selling, general and administrative expenses	436,752	372,657	841,800	720,950
Depreciation	20,964	18,703	41,265	37,350
Amortization of intangible assets	50,760	42,983	98,459	87,738
Acquisition-related items (1)	27,387	16,059	42,740	25,440
Loss on disposal of operations	800	-	1,331	-
Operating earnings	98,442	99,183	133,447	130,787
Interest expense, net	26,417	15,515	49,285	38,063
Equity earnings from non-consolidated investments	(4,164)	(3,318)	(11,435)	(7,052)
Other (income) expense	135	(2,229)	503	(3,069)
Earnings before income tax	76,054	89,215	95,094	102,845
Income tax	26,838	25,244	35,099	29,956
Net earnings	49,216	63,971	59,995	72,889
Non-controlling interest share of earnings	16,094	16,238	20,385	21,967
Non-controlling interest redemption increment	4,613	43,724	35,131	51,172
Net earnings (loss) attributable to Company	$28,509	$4,009	$4,479	$(250)

Net earnings (loss) per common share

Basic	$0.56	$0.08	$0.09	$0.00

Diluted	$0.56	$0.08	$0.09	$0.00

Adjusted EPS (2)	$1.83	$1.72	$2.74	$2.59

Weighted average common shares (thousands)
Basic	51,104	50,667	51,104	50,641
Diluted	51,158	50,891	51,232	50,641

Notes to Condensed Consolidated Statements of Earnings
(1)   Acquisition-related items include contingent acquisition consideration fair value adjustments, contingent acquisition consideration-related compensation expense and transaction costs.
(2)   See definition and reconciliation below.

Colliers International Group Inc.
Condensed Consolidated Balance Sheets
(in thousands of US$)

	June 30,	December 31,	June 30,
(unaudited)	2026	2025	2025

Assets
Cash and cash equivalents	$265,191	$207,902	$183,343
Restricted cash (1)	53,751	48,981	51,054
Accounts receivable and contract assets	1,128,633	990,329	936,872
Mortgage warehouse receivables (2)	189,341	140,095	104,588
Prepaids and other assets	411,184	378,453	369,005
Warehouse fund assets	62,817	56,050	81,057
Current assets	2,110,917	1,821,810	1,725,919
Other non-current assets	282,550	249,040	232,551
Warehouse fund assets	97,908	73,785	186,602
Fixed assets	267,414	251,462	239,044
Operating lease right-of-use assets	528,502	443,404	408,419
Deferred tax assets, net	97,206	93,857	94,792
Goodwill and intangible assets	4,565,663	3,855,109	3,573,278
Total assets	$7,950,160	$6,788,467	$6,460,605
Liabilities and shareholders' equity
Accounts payable and accrued liabilities	$1,270,050	$1,267,118	$1,075,674
Other current liabilities	133,790	112,963	97,287
Long-term debt - current	19,162	8,119	16,841
Mortgage warehouse credit facilities (2)	181,126	133,259	97,103
Operating lease liabilities - current	102,930	99,696	98,651
Liabilities related to warehouse fund assets	62,290	33,679	84,478
Current liabilities	1,769,348	1,654,834	1,470,034
Long-term debt - non-current	2,486,537	1,625,392	1,723,433
Operating lease liabilities - non-current	522,202	419,198	385,860
Other liabilities	104,046	129,776	143,627
Deferred tax liabilities, net	159,299	90,996	78,937
Liabilities related to warehouse fund assets	52,515	48,782	114,934
Redeemable non-controlling interests	1,311,530	1,285,046	1,157,773
Shareholders' equity	1,544,683	1,534,443	1,386,007
Total liabilities and equity	$7,950,160	$6,788,467	$6,460,605

Supplemental balance sheet information
Total debt (3)	$2,505,699	$1,633,511	$1,740,274
Total debt, net of cash and cash equivalents (3)	2,240,508	1,425,609	1,556,931
Net debt / pro forma adjusted EBITDA ratio (4)	2.8	2.0	2.3

Notes to Condensed Consolidated Balance Sheets
(1)  Restricted cash consists primarily of cash amounts set aside to satisfy legal or contractual requirements arising in the normal course of business.
(2)  Mortgage warehouse receivables represent mortgage loans receivable, the majority of which are offset by borrowings under mortgage warehouse credit facilities which fund loans that financial institutions have committed to purchase.
(3)   Excluding mortgage warehouse credit facilities.
(4)   Net debt for financial leverage ratio excludes restricted cash and mortgage warehouse credit facilities, in accordance with debt agreements.

Colliers International Group Inc.
Condensed Consolidated Statements of Cash Flows
(in thousands of US$)
	Three months ended		Six months ended
	June 30		June 30
(unaudited)	2026	2025	2026	2025

Cash provided by (used in)

Operating activities
Net earnings	$49,216	$63,971	$59,995	$72,889
Items not affecting cash:
Depreciation and amortization	71,724	61,686	139,724	125,088
Gains attributable to mortgage servicing rights	(13,873)	(10,455)	(25,189)	(14,494)
Gains attributable to the fair value of loan
premiums and origination fees	(8,405)	(6,676)	(19,195)	(11,245)
Deferred income tax	(4,813)	(5,366)	(10,385)	(14,550)
Other	36,833	17,744	70,306	37,093
	130,682	120,904	215,256	194,781

Increase in accounts receivable, prepaid
expenses and other assets	(137,427)	(139,954)	(213,936)	(109,680)
Increase (decrease) in accounts payable, accrued
expenses and other liabilities	85,813	11,456	81,162	(26,936)
Increase (decrease) in accrued compensation	34,012	51,518	(186,841)	(100,959)
Contingent acquisition consideration paid	(6,257)	(5,680)	(9,227)	(7,948)
Mortgage origination activities, net	10,460	7,980	17,756	11,465
Sales to (purchases of) AR Facility, net	22,378	(1,661)	48,065	(636)
Net cash provided by (used in) operating activities	139,661	44,563	(47,765)	(39,913)

Investing activities
Acquisition of businesses, net of cash acquired	(725,065)	(50,218)	(770,107)	(59,703)
Purchases of fixed assets	(31,306)	(16,428)	(49,602)	(31,082)
Purchases of warehouse fund assets	(19,000)	(110,921)	(31,475)	(121,734)
Proceeds from disposal of warehouse fund assets	-	62,914	-	62,914
Cash collections on AR Facility deferred purchase price	66,927	35,556	118,242	83,977
Other investing activities	(13,963)	(22,469)	(42,355)	(45,764)
Net cash used in investing activities	(722,407)	(101,566)	(775,297)	(111,392)

Financing activities
Increase in long-term debt, net	675,817	118,878	940,532	260,786
Sales (purchases) of non-controlling interests, net	10,283	(11,916)	(10,103)	(17,219)
Dividends paid to common shareholders	-	-	(7,665)	(7,592)
Distributions paid to non-controlling interests	(30,282)	(37,015)	(41,404)	(45,473)
Other financing activities	(4,157)	(6,263)	(7,959)	(7,440)
Net cash provided by financing activities	651,661	63,684	873,401	183,062

Effect of exchange rate changes on cash,
cash equivalents and restricted cash	1,432	(13,545)	11,720	(15,341)

Net change in cash and cash
equivalents and restricted cash	70,347	(6,864)	62,059	16,416
Cash and cash equivalents and
restricted cash, beginning of period	248,595	241,261	256,883	217,981
Cash and cash equivalents and
restricted cash, end of period	$318,942	$234,397	$318,942	$234,397

Colliers International Group Inc.
Segmented Results
(in thousands of US dollars)

	Commercial		Investment
(unaudited)	Real Estate	Engineering	Management	Corporate	Total
Three months ended June 30
2026
Revenues	$997,343	$427,805	$147,176	$175	$1,572,499
Net Revenues	891,402	359,444	135,325	175	1,386,346
Adjusted EBITDA	105,934	52,141	49,368	(2,105)	205,338
Operating earnings (loss)	83,016	20,719	20,227	(25,520)	98,442

2025(1)
Revenues	$893,177	$328,189	$126,134	$149	$1,347,649
Net Revenues	786,233	281,828	117,734	149	1,185,944
Adjusted EBITDA	92,730	40,604	49,989	(3,114)	180,209
Operating earnings (loss)	71,929	14,128	29,287	(16,161)	99,183

	Commercial		Investment
	Real Estate	Engineering	Management	Corporate	Total
Six months ended June 30
2026
Revenues	$1,838,514	$764,652	$282,442	$363	$2,885,971
Net Revenues	1,627,658	643,786	264,591	363	2,536,398
Adjusted EBITDA	152,115	79,031	99,918	(924)	330,140
Operating earnings (loss)	99,465	23,180	35,626	(24,824)	133,447

2025(1)
Revenues	$1,634,153	$602,059	$252,336	$271	$2,488,819
Net Revenues	1,420,220	522,246	236,891	271	2,179,628
Adjusted EBITDA	131,717	64,720	105,085	(5,269)	296,253
Operating earnings (loss)	85,777	10,832	62,194	(28,016)	130,787

(1) Prior year results have been recast effective Q1 2026 to reflect local project management operations now being reported under the Commercial Real Estate segment, having previously been reported under the Engineering segment.

Non-GAAP Measures
1. Reconciliation of revenues to net revenues

Net revenues are defined as revenues excluding subconsultant and other reimbursable direct costs in Commercial Real Estate and Engineering segments as well as historical pass-through performance fees in Investment Management segment to better reflect the operating performance of the business.

	Commercial		Investment
	Real Estate	Engineering	Management	Corporate	Total
Three months ended June 30
2026
Revenues	$997,343	$427,805	$147,176	$175	$1,572,499
Subconsultant and other direct costs	(105,941)	(68,361)	-	-	(174,302)
Historical pass-through performance fees	-	-	(11,851)	-	(11,851)
Net Revenues	$891,402	$359,444	$135,325	$175	$1,386,346

2025
Revenues	$893,177	$328,189	$126,134	$149	$1,347,649
Subconsultant and other direct costs	(106,944)	(46,361)	-	-	(153,305)
Historical pass-through performance fees	-	-	(8,400)	-	(8,400)
Net Revenues	$786,233	$281,828	$117,734	$149	$1,185,944

	Commercial		Investment
	Real Estate	Engineering	Management	Corporate	Total
Six months ended June 30
2026
Revenues	$1,838,514	$764,652	$282,442	$363	$2,885,971
Subconsultant and other direct costs	(210,856)	(120,866)	-	-	(331,722)
Historical pass-through performance fees	-	-	(17,851)	-	(17,851)
Net Revenues	$1,627,658	$643,786	$264,591	$363	$2,536,398

2025
Revenues	$1,634,153	$602,059	$252,336	$271	$2,488,819
Subconsultant and other direct costs	(213,933)	(79,813)	-	-	(293,746)
Historical pass-through performance fees	-	-	(15,445)	-	(15,445)
Net Revenues	$1,420,220	$522,246	$236,891	$271	$2,179,628

2. Reconciliation of net earnings to Adjusted EBITDA

Adjusted EBITDA is defined as net earnings, adjusted to exclude: (i) income tax; (ii) other income; (iii) interest expense; (iv) loss on disposal of operations; (v) depreciation and amortization, including amortization of mortgage servicing rights (“MSRs”); (vi) gains attributable to MSRs; (vii) acquisition-related items (including contingent acquisition consideration fair value adjustments, contingent acquisition consideration-related compensation expense and transaction costs); (viii) restructuring, optimization and integration costs and (ix) stock-based compensation expense, including related to the CEO’s performance-based long-term incentive plan (“LTIP”). We use Adjusted EBITDA to evaluate our own operating performance and our ability to service debt, as well as an integral part of our planning and reporting systems. Additionally, we use this measure in conjunction with discounted cash flow models to determine the Company’s overall enterprise valuation and to evaluate acquisition targets. We present Adjusted EBITDA as a supplemental measure because we believe such measure is useful to investors as a reasonable indicator of operating performance because of the low capital intensity of the Company’s service operations. We believe this measure is a financial metric used by many investors to compare companies, especially in the services industry. This measure is not a recognized measure of financial performance of the consolidated Company under GAAP in the United States, and should not be considered as a substitute for operating earnings, net earnings or cash flow from operating activities, as determined in accordance with GAAP. Our method of calculating Adjusted EBITDA may differ from other issuers and accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to Adjusted EBITDA appears below.

	Three months ended		Six months ended
	June 30		June 30
(in thousands of US$)	2026	2025	2026	2025

Net earnings	$49,216	$63,971	$59,995	$72,889
Income tax	26,838	25,244	35,099	29,956
Other income, including equity earnings from non-consolidated investments	(4,029)	(5,547)	(10,932)	(10,121)
Interest expense, net	26,417	15,515	49,285	38,063
Operating earnings	98,442	99,183	133,447	130,787
Loss on disposal of operations	800	-	1,331	-
Depreciation and amortization	71,724	61,686	139,724	125,088
Gains attributable to MSRs	(13,873)	(10,455)	(25,189)	(14,494)
Equity earnings from non-consolidated investments	4,164	3,318	11,435	7,052
Acquisition-related items	27,387	16,059	42,740	25,440
Restructuring, optimization and integration costs	7,356	1,265	16,139	6,575
Stock-based compensation expense	9,338	9,153	10,513	15,805
Adjusted EBITDA	$205,338	$180,209	$330,140	$296,253

3. Reconciliation of net earnings and diluted net earnings per common share to adjusted net earnings and Adjusted EPS

Adjusted EPS is defined as diluted net earnings per share adjusted for the effect, after income tax, of: (i) the non-controlling interest redemption increment; (ii) loss on disposal of operations; (iii) amortization expense related to intangible assets recognized in connection with acquisitions and MSRs; (iv) gains attributable to MSRs; (v) acquisition-related items; (vi) restructuring, optimization and integration costs and (vii) stock-based compensation expense, including related to the CEO’s LTIP. We believe this measure is useful to investors because it provides a supplemental way to understand the underlying operating performance of the Company and enhances the comparability of operating results from period to period. Adjusted EPS is not a recognized measure of financial performance under GAAP, and should not be considered as a substitute for diluted net earnings per share from operations, as determined in accordance with GAAP. Our method of calculating this non-GAAP measure may differ from other issuers and, accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to adjusted net earnings and of diluted net earnings per share to Adjusted EPS appears below.

	Three months ended		Six months ended
	June 30		June 30
(in thousands of US$)	2026	2025	2026	2025

Net earnings	$49,216	$63,971	$59,995	$72,889
Non-controlling interest share of earnings	(16,094)	(16,238)	(20,385)	(21,967)
Loss on disposal of operations	800	-	1,331	-
Amortization of intangible assets	50,760	42,983	98,459	87,738
Gains attributable to MSRs	(13,873)	(10,455)	(25,189)	(14,494)
Acquisition-related items	27,387	16,059	42,740	25,440
Restructuring, optimization and integration costs	7,356	1,265	16,139	6,575
Stock-based compensation expense	9,338	9,153	10,513	15,805
Income tax on adjustments	(12,941)	(12,210)	(25,496)	(25,692)
Non-controlling interest on adjustments	(8,336)	(7,008)	(17,587)	(14,634)
Adjusted net earnings	$93,613	$87,520	$140,520	$131,660

	Three months ended		Six months ended
	June 30		June 30
(in US$)	2026	2025	2026	2025

Diluted net earnings per common share	$0.56	$0.08	$0.09	$-
Non-controlling interest redemption increment	0.09	0.86	0.69	1.01
Loss on disposal of operations, net of tax	0.02	-	0.02	-
Amortization expense, net of tax	0.61	0.53	1.17	1.09
Gains attributable to MSRs, net of tax	(0.16)	(0.12)	(0.28)	(0.16)
Acquisition-related items, net of tax	0.43	0.21	0.61	0.32
Restructuring, optimization and integration costs, net of tax	0.12	0.02	0.24	0.09
Stock-based compensation expense, net of tax	0.16	0.14	0.20	0.24
Adjusted EPS	$1.83	$1.72	$2.74	$2.59

Diluted weighted average shares for Adjusted EPS (thousands)	51,158	50,891	51,232	50,900

4. Reconciliation of net cash flow from operations to free cash flow

Free cash flow is defined as net cash flow from operating activities plus contingent acquisition consideration paid, less purchases of fixed assets, plus cash collections on AR Facility deferred purchase price less distributions to non-controlling interests. We use free cash flow as a measure to evaluate and monitor operating performance as well as our ability to service debt, fund acquisitions and pay dividends to shareholders. We present free cash flow as a supplemental measure because we believe this measure is a financial metric used by many investors to compare valuation and liquidity measures across companies, especially in the services industry. This measure is not a recognized measure of financial performance under GAAP in the United States, and should not be considered as a substitute for operating earnings, net earnings or cash flow from operating activities, as determined in accordance with GAAP. Our method of calculating free cash flow may differ from other issuers and accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net cash flow from operating activities to free cash flow appears below.

	Three months ended		Six months ended
	June 30		June 30
(in thousands of US$)	2026	2025	2026	2025

Net cash provided by (used in) operating activities	$139,661	$44,563	$(47,765)	$(39,913)
Contingent acquisition consideration paid	6,257	5,680	9,227	7,948
Purchases of fixed assets	(31,306)	(16,428)	(49,602)	(31,082)
Cash collections on AR Facility deferred purchase price	66,927	35,556	118,242	83,977
Distributions paid to non-controlling interests	(30,282)	(37,015)	(41,404)	(45,473)
Free cash flow	$151,257	$32,356	$(11,302)	$(24,543)

Trailing twelve months ended
(in thousands of US$)	June 30, 2026

2025 Annual free cash flow	$352,326
Add: Free cash flow for six months ended June 30, 2026	(11,302)
Less: Free cash flow for six months ended June 30, 2025	24,543
Trailing twelve months ended June 30, 2026 free cash flow	$365,567

5. Local currency revenue and Adjusted EBITDA growth rate and internal revenue growth rate measures

Percentage revenue and Adjusted EBITDA variances presented on a local currency basis are calculated by translating the current period results of our non-US dollar denominated operations to US dollars using the foreign currency exchange rates from the periods against which the current period results are being compared. Internal growth, presented as percentage revenue variance, is calculated assuming no impact from acquired entities in the current and prior periods. Revenue from acquired entities, including any foreign exchange impacts, are treated as acquisition growth until the respective anniversaries of the acquisitions. We believe that these revenue growth rate methodologies provide a framework for assessing the Company’s performance and operations excluding the effects of foreign currency exchange rate fluctuations and acquisitions. Since these revenue growth rate measures are not calculated under GAAP, they may not be comparable to similar measures used by other issuers.

6. Assets under management

We use the term assets under management (“AUM”) as a measure of the scale of our Investment Management operations. AUM is defined as the gross market value of operating assets and the projected gross cost of development assets of the funds, partnerships and accounts to which we provide management and advisory services, including capital that such funds, partnerships and accounts have the right to call from investors pursuant to capital commitments. Our definition of AUM may differ from those used by other issuers and as such may not be directly comparable to similar measures used by other issuers.

7. Fee paying assets under management

We use the term fee paying assets under management (“FPAUM”) to represent only the AUM on which the Company is entitled to receive management fees. We believe this measure is useful in providing additional insight into the capital base upon which the Company earns management fees. Our definition of FPAUM may differ from those used by other issuers and as such may not be directly comparable to similar measures used by other issuers.

8. Adjusted EBITDA from resilient revenue percentage

Adjusted EBITDA from resilient revenue percentage is computed on a trailing twelve-month basis and represents the proportion of Adjusted EBITDA (note 2) that is derived from Engineering, Outsourcing and Investment Management service lines. All these service lines represent medium to long-term duration revenue streams that are either contractual or repeatable in nature. Adjusted EBITDA for this purpose is calculated in the same manner as for our debt agreement covenant calculation purposes, incorporating the expected full year impact of business acquisitions and dispositions.

COMPANY CONTACTS:
Jay S. Hennick
Global Chairman & Chief Executive Officer

Christian Mayer
Chief Financial Officer &
Chief Executive Officer,
Commercial Real Estate
(416) 960-9500